Organigram Releases Unprecedented Virtual Reality Tour of Moncton Campus, Home of Edison Cannabis

  The first immersive, educational Canadian cannabis facility tour of its kind
  All aspects of production highlighted and explored from propagation to packaging
  Showcases our unique, three-tiered indoor production facility
  Allows customers, patients and investors alike to experience high-quality cannabis cultivation from anywhere in the world
  Available as an Android or iOS app for download, or available online at www.organigram.ca/investors/virtual-tour

MONCTON, FEBRUARY 19, 2019 – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce the release of an immersive 360-degree virtual facility experience, highlighting innovative indoor production practices at its Moncton, New Brunswick campus.

“We are told time and time again by industry experts, analysts and investors who visit that our production facility is precedent-setting for indoor cannabis production,” Organigram CEO Greg Engel said. “We’re proud of the innovation and engineering that’s gone into the design; our geographic location makes it challenging for many visitors to visit in person, so we’re eager to offer them an inside look from wherever they may be in the world.”

The tour, available as an immersive 360 experience for both Android and iOS-enabled devices, takes viewers through Organigram’s entire production process, from propagation to packaging. Facility infrastructure including mechanical controlling, irrigation and the campus’ 40-megawatt substation are also highlighted.

“We’ve learned a lot since beginning production back in 2014. We’re proud to have established industry best practices and have modified our production to maximize both available space and efficiency. Our three-tiered growing model is one-of-a-kind in Canadian cannabis production, and users get to experience what it’s like to be inside a flowering room surrounded by plants on all sides. Minus the aroma, it’s very close to being there.”

The Organigram virtual experience is the first of its kind among Canadian licensed producers to offer a behind-the-scenes look at production and infrastructure at a cutting-edge, industrial-scale indoor facility. Viewers are guided through the experience by a virtual guide, who delves into processes around the plant life cycle, extraction and more.

A video version of the virtual tour is available on the Organigram website, at:

www.organigram.ca/investors/virtual-tour.

To download the app on a mobile device (for use with a mobile-ready VR headset):

Android -

Visit this link in a mobile browser: https://ws.onehub.com/folders/35huxqys

  Follow the install instructions on your device
  If required on your device –
o	Go to -> Settings
o	Go to -> Apps
o	Go to -> Special Access
o	Scroll to “Install Unknown Apps” and select your browser
  Once installed, open the app and view inside your mobile-ready VR headset

iOS -

Visit this link in a mobile browser: http://bit.ly/2SUGSHh

Input password: Organigram2019!

  Install application
  Go to -> Settings
  Go to -> General
  Go to -> Device Management
  Select -> Trust Current Studios
  Once installed, open the app and view inside your mobile-ready VR headset

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange, the CSE nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes impacting consumer demand, production capacity and competition that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653